NOL

06018231

RECEIVED

2006 NOV -7 P 1:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 November 2006

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Group Unaudited Quarterly Financial Statements for the 3rd Quarter ended 22 September 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Marjorie Wee (Ms)
Company Secretary

Encs
/cl

11/8

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 2Nov06.DOC

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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	02-Nov-2006 17:21:21
Announcement No.	00069

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	22-09-2006

Attachments:

- NOL_Q3_2006_Financial.pdf
- NOL_Q3_2006_Press_Release.pdf

Total size = **619K**
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NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 3rd Quarter Ended 22 September 2006

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2006 US$'000	YTD 2005 US$'000	% Increase/ (Decrease)	Q3 2006 US$'000	Q3 2005 US$'000	% Increase/ (Decrease)
Revenue	5,278,946	5,255,351	0	1,759,328	1,762,345	(0)
Cost of sales	(4,424,125)	(4,064,509)	9	(1,482,620)	(1,338,026)	11
Gross profit	854,821	1,190,842	(28)	276,708	424,319	(35)
Other gains (net)						
- Miscellaneous	16,791	48,541	(65)	5,889	15,454	(62)
- Finance and investment income	21,790	19,341	13	3,531	6,125	(42)
Expenses						
- Administrative	(521,643)	(496,500)	5	(177,111)	(160,330)	10
- Finance	(34,631)	(39,583)	(13)	(7,566)	(9,279)	(18)
- Impairment in value of goodwill arising on consolidation	(99,999)	-	N/M	(99,999)	-	N/M
- Other operating	(32,182)	(34,090)	(6)	(9,004)	(8,878)	1
Share of results of associated companies	2,239	(713)	N/M	113	(887)	N/M
Share of results of joint ventures	1,479	2,189	(32)	912	950	(4)
Profit/(loss) before income tax	208,665	690,027	(70)	(6,527)	267,474	N/M
Income tax credit/(expense)	111,639	(44,226)	N/M	136,250	(17,365)	N/M
Net profit for the financial period	320,304	645,801	(50)	129,723	250,109	(48)
Attributable to:						
Equity holders of the Company	314,303	640,261	(51)	127,340	248,550	(49)
Minority interest	6,001	5,540	8	2,383	1,559	53
	320,304	645,801	(50)	129,723	250,109	(48)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2006 US$'000	YTD 2005 US$'000	% Increase/ (Decrease)	Q3 2006 US$'000	Q3 2005 US$'000	% Increase/ (Decrease)
(A) Investment income	-	3,454	(100)	-	1,422	(100)
(B) Other income including interest income [1]	30,001	60,394	(50)	7,006	18,954	(63)
(C) Interest on Borrowings	(27,655)	(30,520)	(9)	(6,345)	(7,770)	(18)
(D) Depreciation and Amortisation	(178,540)	(177,356)	1	(57,105)	(56,545)	1
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(7,207)	(6,434)	12	(744)	(1,357)	(45)
(F) (Provision for)/Write-back of Impairment in Value of Investments	(2,075)	403	N/M	(2,075)	-	N/M
(G) Provision for Impairment in Value of Deferred Tax Assets	(22,300)	-	N/M	(22,300)	-	N/M
(H) Foreign Exchange Gain/(Loss)	12,137	(4,479)	N/M	4,219	4,628	(9)
(I) Adjustment for Over Provision for Tax in Prior Years [2]	169,700	8,403	1,920	170,570	8,579	1,888
(J) Profit on Sale of Investments and Property, Plant and Equipment [1]	5,002	20,687	(76)	886	71	1,148

[1] Items under 1.(a)(ii)(J) are included as part of 1.(a)(ii)(B), in particular the gain on sale of Lorenzo Shipping Corporation in Q2 2005.
[2] Includes write-back due to adoption of tonnage tax regime in Q3 2006.

N/M : not meaningful
YTD : Year to Date

1.(b)(i) Balance Sheets

	Group			Company		
	22 Sept 2006 US$'000	30 Dec 2005 US$'000	% Increase/ (Decrease)	22 Sept 2006 US$'000	30 Dec 2005 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	289,066	1,160,946	(75)	14,560	9,099	60
Trade and other receivables	934,624	859,722	9	726,983	1,701,077	(57)
Inventories at cost	104,318	97,898	7	-	-	0
Derivative financial instruments	4,235	-	N/M	-	-	0
Other current assets	59,429	40,978	45	546	653	(16)
Total current assets	1,391,672	2,159,544	(36)	742,089	1,710,829	(57)
Non-current Assets						
Investments in subsidiaries	-	-	0	1,015,149	1,010,244	0
Investments in associated companies	8,154	5,898	38	24	23	4
Investments in joint ventures	15,958	16,585	(4)	-	-	0
Available-for-sale financial assets	14,691	14,862	(1)	13,408	13,589	(1)
Property, plant and equipment	2,206,383	2,259,778	(2)	48,415	51,519	(6)
Deferred charges	3,673	1,887	95	-	-	0
Intangible assets	26,407	27,492	(4)	32	35	(9)
Goodwill arising on consolidation	121,454	221,453	(45)	-	-	0
Deferred income tax assets	46,511	34,366	35	-	-	0
Derivative financial instruments	-	28,851	(100)	-	28,851	(100)
Other non-current assets	52,725	44,186	19	6,332	3,509	80
Total non-current assets	2,495,956	2,655,358	(6)	1,083,360	1,107,770	(2)
TOTAL ASSETS	3,887,628	4,814,902	(19)	1,825,449	2,818,599	(35)
LIABILITIES						
Current Liabilities						
Trade and other payables	940,060	871,247	8	105,186	50,449	108
Current income tax liabilities	30,234	65,638	(54)	10,068	11,182	(10)
Borrowings	190,994	197,077	(3)	6,121	6,763	(9)
Provisions	34,225	35,520	(4)	1,000	860	16
Derivative financial instruments	36,327	14,058	158	-	476	(100)
Other current liabilities	187,001	184,211	2	-	-	0
Total current liabilities	1,418,841	1,367,751	4	122,375	69,730	75
Non-current Liabilities						
Borrowings	182,490	510,261	(64)	-	324,474	(100)
Provisions	105,125	91,191	15	-	-	0
Deferred income	11,459	15,180	(25)	-	-	0
Deferred income tax liabilities	19,724	137,509	(86)	10,324	10,313	0
Other non-current liabilities	66,825	67,102	(0)	-	-	0
Total non-current liabilities	385,623	821,243	(53)	10,324	334,787	(97)
TOTAL LIABILITIES	1,804,464	2,188,994	(18)	132,699	404,517	(67)
NET ASSETS	2,083,164	2,625,908	(21)	1,692,750	2,414,082	(30)
EQUITY						
Share capital	822,066	814,447	1	822,066	814,447	1
Share premium	-	556,586	(100)	-	556,586	(100)
Treasury shares [3]	(2,039)	(1,399)	46	-	-	0
Retained earnings	1,231,315	1,222,706	1	844,436	1,020,722	(17)
Other reserves	1,265	12,733	(90)	26,248	22,327	18
Capital and reserves attributable to equity holders of the Company	2,052,607	2,605,073	(21)	1,692,750	2,414,082	(30)
Minority interest	30,557	20,835	47	-	-	0
TOTAL EQUITY	2,083,164	2,625,908	(21)	1,692,750	2,414,082	(30)
Net current (liabilities)/assets	(27,169)	791,793	N/M	619,714	1,641,099	(62)

[3] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

N/M : not meaningful

1.(b)(ii) **Borrowings**

The Group

As at 22 September 2006	Secured bank loans [4]	Unsecured bank loans	Secured finance lease liabilities [4]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,776	184,914	304	190,994
Amount repayable on or before 22 September :				
2008	6,528	-	43	6,571
2009	6,895	-	8	6,903
2010	7,247	-	8	7,255
2011	8,517	-	7	8,524
Thereafter	60,257	92,980	-	153,237
	95,220	277,894	370	373,484

As at 30 December 2005	Secured bank loans [4]	Unsecured bank loans	Secured finance lease liabilities [4]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,585	191,093	399	197,077
Amount repayable in :				
2007	5,891	-	125	6,016
2008	6,230	324,474	75	330,779
2009	6,552	-	14	6,566
2010	6,911	-	8	6,919
Thereafter	67,375	92,605	1	159,981
	98,544	608,172	622	707,338

[4] The loans are secured mainly on vessels and the finance lease liabilities are secured mainly on equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 22 September 2006	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2006	133,234	11,511	20,350	9,035	17,023	191,153
Amount repayable in :						
2007	471,852	37,212	76,793	31,083	57,494	674,434
2008	475,956	20,240	67,040	28,619	44,080	635,935
2009	432,004	12,089	62,988	14,962	34,670	556,713
2010	379,481	512	62,504	9,742	23,896	476,135
Thereafter	1,937,314	-	897,455	36,770	61,357	2,932,896
	3,829,841	81,564	1,187,130	130,211	238,520	5,467,266

As at 30 December 2005	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	413,003	44,994	78,346	33,717	64,268	634,328
Amount repayable in :						
2007	348,983	37,261	69,166	31,153	49,342	535,905
2008	363,105	20,276	56,560	28,678	37,970	506,589
2009	350,495	12,115	52,295	15,002	30,864	460,771
2010	321,400	513	51,690	9,739	20,818	404,160
Thereafter	1,710,431	-	836,623	36,729	59,357	2,643,140
	3,507,417	115,159	1,144,680	155,018	262,619	5,184,893

The aggregate minimum lease payments (excluding contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 22 September 2006	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2006	133,234	11,511	16,251	9,035	17,023	187,054
Amount repayable in :						
2007	471,852	37,212	60,399	31,083	57,494	658,040
2008	475,956	20,240	50,646	28,619	44,080	619,541
2009	432,004	12,089	46,594	14,962	34,670	540,319
2010	379,481	512	46,110	9,742	23,896	459,741
Thereafter	1,937,314	-	607,821	36,770	61,357	2,643,262
	3,829,841	81,564	827,821	130,211	238,520	5,107,957

As at 30 December 2005	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	413,003	44,994	61,819	33,717	64,268	617,801
Amount repayable in :						
2007	348,983	37,261	52,639	31,153	49,342	519,378
2008	363,105	20,276	40,033	28,678	37,970	490,062
2009	350,495	12,115	35,768	15,002	30,864	444,244
2010	321,400	513	35,163	9,739	20,818	387,633
Thereafter	1,710,431	-	544,653	36,729	59,357	2,351,170
	3,507,417	115,159	770,075	155,018	262,619	4,810,288

[5] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(c) **Consolidated Cash Flow Statement**

	Group			
	YTD 2006 US$'000	YTD 2005 US$'000	Q3 2006 US$'000	Q3 2005 US$'000
Cash Flows from Operating Activities				
Profit/(loss) before income tax	208,665	690,027	(6,527)	267,474
Adjustments for :				
Amortisation of non-current assets and deferred income	1,473	3,081	513	812
Depreciation of property, plant and equipment	177,067	174,276	56,592	55,733
Fair value gains on derivative financial instruments	(15)	(2,057)	-	(1,256)
Fair value losses on cross currency interest rate swap	3,625	6,644	-	2,123
Fair value gains on bond: fair value hedge adjustment on bond	(257)	(4,942)	-	(368)
Interest expense	27,655	30,520	6,345	7,770
Interest income	(16,945)	(15,887)	(2,273)	(4,756)
Investment income	-	(3,454)	-	(1,422)
Share-based compensation costs	6,471	13,232	2,486	4,008
Fair value (gains)/losses on treasury shares held under Staff Share Ownership Scheme	(826)	284	142	(475)
Net (profit)/loss on disposal of property, plant and equipment	(2,386)	(11,379)	(856)	56
Net profit on disposal of subsidiaries	(2,165)	(251)	(30)	(126)
Net profit on disposal of associated companies	-	(8,658)	-	-
Net profit on disposal of available-for-sale financial assets	(451)	(399)	-	-
Net provision for impairment of loans and non-trade debts to associated companies	1,731	1,413	576	559
Net write-back of impairment of loans receivable	-	(912)	-	-
Net provision for impairment in value of property, plant and equipment	1,000	-	1,000	-
Net provision for impairment in value of a joint venture company	2,075	-	2,075	-
Net write-back of impairment in value of available-for-sale financial assets	-	(403)	-	-
Impairment in value of goodwill arising on consolidation	99,999	-	99,999	-
Net (write-back of)/provision for restructuring and termination costs	(220)	863	140	-
Net provision for/(write-back of) insurance, litigation and other claims	22,547	1,478	8,352	(2,870)
Net provision for drydocking costs	720	2,386	279	1,324
Net write-back of impairment of other non-current assets	(258)	-	(86)	-
Share of results of associated companies	(2,239)	713	(113)	887
Share of results of joint ventures	(1,479)	(2,189)	(912)	(950)
Unrealised translation gains	(1,418)	(255)	(606)	(129)
Operating cash flow before working capital changes	524,369	874,130	167,096	328,393
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :				
Receivables	(100,416)	(62,364)	(53,980)	(83,509)
Inventories	(6,420)	(30,823)	3,518	(9,897)
Payables	60,659	128,571	70,480	127,994
Net amount due (to)/from associated companies	(1,364)	(3,010)	172	(2,176)
Cash generated from operations	476,828	906,504	187,286	360,805
Interest paid	(29,498)	(28,751)	(8,111)	(4,667)
Interest received	18,670	15,097	2,285	3,422
Net income tax paid	(53,386)	(39,341)	(6,594)	(8,179)
Net cash inflow from operating activities	412,614	853,509	174,866	351,381
Cash Flows from Investing Activities				
Net (repayment of)/proceeds from loans receivable	(2,979)	2,327	(447)	57
Investment income received	-	3,454	-	1,422
Dividends received from associated company and joint venture	613	-	613	-
Investment in a joint venture	(94)	-	(94)	-
Purchase of property, plant and equipment	(122,513)	(168,147)	(23,917)	(114,106)
Purchase of intangible assets	(3,797)	(8,907)	(1,483)	(595)
Purchase of other non-current assets	(908)	(564)	(301)	(301)
Proceeds from disposal of property, plant and equipment	5,509	34,064	2,389	1,313
Proceeds from disposal of associated companies	-	3,675	-	-
Proceeds from disposal of available-for-sale financial assets	631	569	-	-
Proceeds from disposal of other non-current assets	9	252	-	-
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed *	2,238	(151)	220	(44)
Net cash outflow from investing activities	(121,291)	(133,428)	(23,020)	(112,254)
Cash Flows from Financing Activities				
Proceeds from borrowings	64,745	17	220	17
Net contribution from/(payment to) employees for treasury shares held by the employee benefit trust	23	-	(5)	-
Capital distribution to equity holders	(824,756)	-	-	-
Dividends paid to equity holders	(36,752)	(391,472)	(36,752)	(70,516)
Capital contribution by minority interest	6,627	228	-	-
Dividends paid to minority interest	(1,606)	(628)	(1,018)	(40)
Proceeds from issue of new ordinary shares	3,788	2,059	-	-
Repayment of borrowings	(73,753)	(296,599)	(20,793)	(1,394)
Net payment for early redemption of bond and termination of cross currency interest rate swap	(298,204)	-	-	-
Payment of costs incurred in connection with long term financing	(2,215)	(250)	(1,945)	-
Net cash outflow from financing activities	(1,163,203)	(686,645)	(60,293)	(71,933)
Net (decrease)/increase in cash and cash equivalents	(871,880)	33,436	91,553	167,194
Cash and cash equivalents at beginning of financial period	1,160,946	674,527	197,513	540,769
Cash and cash equivalents at end of financial period	289,066	707,963	289,066	707,963

[*] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows

	Group			
	YTD 2006	YTD 2005	Q3 2006	Q3 2005
	US$'000	US$'000	US$'000	US$'000
Net assets disposed :				
Other non-current assets	538	-	184	-
Current assets	1,646	778	667	330
Current liabilities	(54)	(417)	(28)	(176)
Net attributable assets disposed	2,130	361	823	154
Less : Minority interest	(36)	-	-	-
Add : Foreign currency translation reserve	(601)	(4)	(160)	-
	1,493	357	663	154
Profit on disposal of subsidiaries	2,165	251	30	126
Net proceeds from disposal of subsidiaries	3,658	608	693	280
Less : Cash of subsidiaries disposed	(1,420)	(759)	(473)	(324)
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed	2,238	(151)	220	(44)

1.(d)(i) Statement of Changes in Equity

GROUP	Share capital	Share premium	Treasury shares [*]	Retained earnings	Other reserves	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company						
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	(1,399)	1,222,706	12,733	20,835	2,625,908
Employee equity compensation schemes:							
- proceeds from shares issued	913	2,758	-	-	(1,794)	-	1,877
Capital distribution to equity holders	-	(555,814)	-	(268,942)	-	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	(1,399)	953,764	10,939	20,835	1,803,029
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [7]	3,530	(3,530)	-	-	-	-	-
Cash flow hedges	-	-	-	-	21,327	-	21,327
Fair value gains on available-for-sale financial assets	-	-	-	-	65	-	65
Currency translation differences	-	-	-	-	2,139	(130)	2,009
Net gains/(losses) recognised directly in equity	-	-	-	-	23,531	(130)	23,401
Net profit for the financial period	-	-	-	186,963	-	3,618	190,581
Total gains recognised for the financial period	-	-	-	186,963	23,531	3,488	213,982
Dividends to minority interest	-	-	-	-	-	(588)	(588)
Capital contribution by minority interest	-	-	-	-	-	5,527	5,527
Disposal of subsidiaries	-	-	-	-	-	(36)	(36)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	3,760	-	3,760
- proceeds from shares issued	3,176	-	-	-	(1,265)	-	1,911
Purchase of shares by employee benefit trust	-	-	(585)	-	-	-	(585)
Balance at 30 June 2006	822,066	-	(1,984)	1,140,727	36,965	29,226	2,027,000
Cash flow hedges	-	-	-	-	(38,843)	-	(38,843)
Fair value losses on available-for-sale financial assets	-	-	-	-	(57)	-	(57)
Currency translation differences	-	-	-	-	830	(34)	796
Net losses recognised directly in equity	-	-	-	-	(38,070)	(34)	(38,104)
Net profit for the financial period	-	-	-	127,340	-	2,383	129,723
Total gains/(losses) recognised for the financial period	-	-	-	127,340	(38,070)	2,349	91,619
Dividends to equity holders	-	-	-	(36,752)	-	-	(36,752)
Dividends to minority interest	-	-	-	-	-	(1,018)	(1,018)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	2,370	-	2,370
Purchase of shares by employee benefit trust	-	-	(55)	-	-	-	(55)
Balance at 22 September 2006	822,066	-	(2,039)	1,231,315	1,265	30,557	2,083,164

[7] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

[*] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

SEC Exemption No. 82-2605

1.(d)(i) Statement of Changes in Equity (continued)

GROUP	Share capital US$'000	Share premium US$'000	Treasury shares[a] US$'000	Retained earnings US$'000	Other reserves US$'000	Minority interest US$'000	Total equity US$'000
	Capital and reserves attributable to equity holders of the Company						
Balance at 1 January 2005	813,282	555,692	-	810,306	21,202	14,681	2,215,163
Cash flow hedges	-	-	-	-	(3,682)	-	(3,682)
Currency translation differences	-	-	-	-	(2,369)	43	(2,326)
Net gains/(losses) recognised directly in equity	-	-	-	-	(6,051)	43	(6,008)
Net profit for the financial period	-	-	-	391,711	-	3,981	395,692
Total gains/(losses) recognised for the financial period	-	-	-	391,711	(6,051)	4,024	389,684
Dividends to equity holders	-	-	-	(320,956)	-	-	(320,956)
Dividends to minority interest	-	-	-	-	-	(588)	(588)
Capital contribution by minority interest	-	-	-	-	-	228	228
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	8,013	-	8,013
- proceeds from shares issued	1,165	894	-	-	-	-	2,059
Purchase of shares by employee benefit trust	-	-	(1,171)	-	-	-	(1,171)
Balance at 1 July 2005	814,447	556,586	(1,171)	881,061	23,164	18,345	2,292,432
Cash flow hedges	-	-	-	-	1,838	-	1,838
Currency translation differences	-	-	-	-	289	(6)	283
Net gains/(losses) recognised directly in equity	-	-	-	-	2,127	(6)	2,121
Net profit for the financial period	-	-	-	248,550	-	1,559	250,109
Total gains recognised for the financial period	-	-	-	248,550	2,127	1,553	252,230
Dividends to equity holders	-	-	-	(70,516)	-	-	(70,516)
Dividends to minority interest	-	-	-	-	-	(40)	(40)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	3,763	-	3,763
Sale of shares by employee benefit trust	-	-	118	-	-	-	118
Balance at 23 September 2005	814,447	556,586	(1,053)	1,059,095	29,054	19,858	2,477,987

[a] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital US$'000	Share premium US$'000	Retained earnings US$'000	Other reserves US$'000	Total equity US$'000
Balance at 31 December 2005	814,447	556,586	1,020,722	22,327	2,414,082
Employee equity compensation schemes:					
- proceeds from shares issued	913	2,758	-	(1,794)	1,877
Capital distribution to equity holders	-	(555,814)	(268,942)	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	751,780	20,533	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [10]	3,530	(3,530)	-	-	-
Cash flow hedges	-	-	-	838	838
Net gains recognised directly in equity	-	-	-	838	838
Net profit for the financial period	-	-	131,104	-	131,104
Total gains recognised for the financial period	-	-	131,104	838	131,942
Employee equity compensation schemes:					
- value of employee services	-	-	-	3,760	3,760
- proceeds from shares issued	3,176	-	-	(1,265)	1,911
Balance at 30 June 2006	822,066	-	882,884	23,866	1,728,816
Cash flow hedges	-	-	-	12	12
Net gains recognised directly in equity	-	-	-	12	12
Net loss for the financial period	-	-	(1,696)	-	(1,696)
Total (losses)/gains recognised for the financial period	-	-	(1,696)	12	(1,684)
Dividends to equity holders	-	-	(36,752)	-	(36,752)
Employee equity compensation schemes:					
- value of employee services	-	-	-	2,370	2,370
Balance at 22 September 2006	822,066	-	844,436	26,248	1,692,750
Balance at 1 January 2005	813,282	555,692	246,760	1,987	1,617,721
Cash flow hedges	-	-	-	1,817	1,817
Net gains recognised directly in equity	-	-	-	1,817	1,817
Net profit for the financial period	-	-	498,406	-	498,406
Total gains recognised for the financial period	-	-	498,406	1,817	500,223
Dividends to equity holders	-	-	(320,956)	-	(320,956)
Employee equity compensation schemes:					
- value of employee services	-	-	-	8,013	8,013
- proceeds from shares issued	1,165	894	-	-	2,059
Balance at 1 July 2005	814,447	556,586	424,210	11,817	1,807,060
Cash flow hedges	-	-	-	370	370
Net gains recognised directly in equity	-	-	-	370	370
Net profit for the financial period	-	-	11,843	-	11,843
Total gains recognised for the financial period	-	-	11,843	370	12,213
Dividends to equity holders	-	-	(70,516)	-	(70,516)
Employee equity compensation schemes:					
- value of employee services	-	-	-	3,763	3,763
Balance at 23 September 2005	814,447	556,586	365,537	15,950	1,752,520

[10] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital
As at 22 September 2006, the Company's issued and paid-up capital comprised 1,456,480,540 (30 December 2005: 1,453,475,876) ordinary shares.

Share options
As at 30 December 2005, there were 16,238,000 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 9 months ended 22 September 2006, 2,534,000 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 and S$2.98 per share, 511,000 options were cancelled and 25,000 options were reinstated.

In addition, the Company granted 22,931,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP of which 1,156,000 were subsequently cancelled.

As at 22 September 2006, options to subscribe for 34,993,000 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 30 December 2005, there were 1,412,000 outstanding performance shares under the NOL Performance Share Plan ("PSP").

During the 9 months ended 22 September 2006, 470,664 performance shares were vested on 2 January 2006 and 195,979 were cancelled. An additional 351,758 performance shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

In addition, the Company awarded 4,234,000 new performance shares under the PSP of which 330,000 were subsequently cancelled.

As at 22 September 2006, 5,001,115 performance shares remain outstanding under the PSP.

2. Basis of Preparation

The preparation of the third quarter 2006 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 22 September 2006 and the reported amounts of revenue and expenses during the financial period from 31 December 2005 to 22 September 2006. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705 (4) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the third quarter ended 22 September 2006 to be false or misleading.

On behalf of the board of directors

CHENG WAI KEUNG
Director

CHRISTOPHER LAU
Director

Dated this 2 November 2006

4. **Audit or Review of Figures**

The figures have not been audited but have been reviewed by Ernst & Young in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information.

5. **Auditors' Report (including any qualifications or emphasis of matter)**

The Board of Directors
Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

2 November 2006

Dear Sirs:

REVIEW OF INTERIM FINANCIAL INFORMATION
FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED 22 SEPTEMBER 2006

We have been engaged by Neptune Orient Lines Limited ("the Company") to review the interim financial information for the third quarter and nine-month period ended 22 September 2006.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual (the "Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof. The accompanying financial information comprise the balance sheet of the Company and consolidated balance sheet of the Company and its subsidiaries ("the Group") as at 22 September 2006, and the statements of changes in equity of the Company and the Group, the income statement and cash flow statement of the Group for the period then ended. The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing, and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours faithfully,

Ernst & Young
Certified Public Accountants
Singapore

6. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 30 December 2005.

7.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

In 2006, the Group and the Company adopted the amendments to new or revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") below. The 2005 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 19 (revised 2005) Employee Benefits
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 37 (revised 2003) Provisions, Contingent Liabilities and Contingent Assets
FRS 38 (revised 2004) Intangible Assets
FRS 39 (revised 2006) Financial Instruments: Recognition and Measurement
INT FRS 104 Determining Whether an Arrangement Contains a Lease

The adoption of the above FRS and INT FRS did not have any significant financial impact on the Group and the Company.

7.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

8.

GROUP	YTD 2006	YTD 2005	Q3 2006	Q3 2005
Earnings per ordinary share after deducting any provision for preference dividends				
a) Based on the weighted average number of ordinary shares on issue	21.60 US cts	44.06 US cts	8.72 US cts	17.10 US cts
b) On a fully diluted basis (detailing any adjustments made to the earnings)	21.53 US cts	43.94 US cts	8.69 US cts	17.06 US cts

9. **Net Asset Value**

	Group			Company		
	22 Sept 2006 US$	30 Dec 2005 US$	Inc / (Dec) %	22 Sept 2006 US$	30 Dec 2005 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	1.41	1.79	(21.23)	1.16	1.66	(30.12)

10. **Review of the Performance of the Group**

YTD 2006 vs YTD 2005
The NOL Group achieved revenue of US$5.28 billion (YTD 2005: US$5.26 billion).

Net profits fell 51% year-on-year (YoY), from US$640.3 million in YTD 2005 to US$314.3 million in YTD 2006, due to lower liner freight rates, cost pressures from higher bunker prices and land transportation related fuel costs.

Q3 2006 vs Q3 2005
The Group achieved revenue of US$1.76 billion (Q3 2005: US$1.76 billion).

The Group achieved a net profit of US$127.3 million compared with US$248.6 million for the same period in 2005, a decrease of 49% YoY. This is a result of lower liner freight rates as well as continued pressures of high fuel costs.

		Q3 2006 US$'m	Q2 2006 US$'m	Q1 2006 [11] US$'m	Q3 2005 US$'m	Q2 2005 US$'m	Q1 2005 [11] US$'m
(a)	**Revenue**						
	Liner	1,446	1,341	1,536	1,456	1,387	1,481
	Logistics	313	292	344	303	296	317
	Others	31	31	34	25	26	29
	Elimination	(31)	(27)	(31)	(22)	(20)	(23)
	Total	**1,759**	**1,637**	**1,883**	**1,762**	**1,689**	**1,804**
(b)	**Core EBIT [12]**						
	Liner	82	71	123	243	202	201
	Logistics	16	10	16	17	12	16
	Others	2	3	4	4	(4)	(1)
	Total	**100**	**84**	**143**	**264**	**210**	**216**

[11] Quarter 1 is 14 weeks while Quarter 2 and 3 are 12 weeks each.

[12] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

(c) **Analysis by Business Units**

(i) **Liner**

YTD 2006 vs YTD 2005

YTD 2006 revenue of US$4.32 billion remain relatively constant year-on-year (YoY). Volumes increased 7% YoY while average revenues per FEU declined 6% over the same period last year.

Core EBIT totalled US$276 million, a 57% YoY decline due to lower freight rates. Fuel prices also remained high, putting continued pressure on costs.

Q3 2006 vs Q3 2005

APL Liner achieved revenue of US$1.45 billion, a decrease of 1% YoY. While volumes were 9% more than the corresponding period last year, average revenues per FEU was 10% lower YoY due to competitive pricing pressures.

Core EBIT in Q3 2006 was 66% lower YoY. Similar to YTD 2006, the weaker profit performance is attributed to both lower liner freight rates as well as higher fuel costs.

APL Q3 RESULTS 2006 and 2005

Unaudited

	Q3 2006	Q2 2006	Q1 2006 [13]	Q3 2005	Q2 2005	Q1 2005 [13]
Load Factors %						
Trans-Pacific East Bound	99%	91%	98%	97%	96%	91%
Trans-Pacific West Bound	64%	67%	75%	65%	78%	79%
Trans-Pacific Trade	**85%**	**81%**	**89%**	**84%**	**89%**	**86%**
Latin America - North Bound	76%	74%	73%	85%	87%	83%
Latin America - South Bound	81%	74%	69%	74%	81%	75%
Latin America Trade	**78%**	**74%**	**71%**	**80%**	**84%**	**79%**
Asia-Europe	99%	99%	96%	102%	101%	98%
Europe-Asia	90%	90%	95%	94%	99%	94%
Asia-Europe Trade	**95%**	**95%**	**95%**	**98%**	**101%**	**96%**
Trans-Atlantic - East Bound	92%	92%	89%	93%	91%	94%
Trans-Atlantic - West Bound	91%	96%	102%	101%	99%	96%
Trans-Atlantic Trade	**91%**	**94%**	**96%**	**97%**	**95%**	**95%**
Volume (000s FEU)						
Americas						
Trans-Pacific	175	166	190	175	166	177
Latin America	41	37	42	32	33	37
	216	203	232	207	199	214
Europe						
Asia-Europe	96	96	108	90	90	98
Trans-Atlantic	28	28	33	29	29	32
	124	124	141	119	119	130
Asia/Middle East						
Intra-Asia	165	155	157	136	143	155
Total Volume	**505**	**482**	**530**	**462**	**461**	**499**
Operating Expenses (US$'m)						
Americas						
Trans-Pacific	635	583	676	612	579	637
Latin America	126	124	137	101	104	111
	761	707	813	713	683	748
Europe						
Asia-Europe	253	242	258	210	212	223
Trans-Atlantic	84	83	90	72	71	82
	337	325	348	282	283	305
Asia/Middle East						
Intra-Asia	266	238	252	218	219	227
Total Operating Expenses	**1,364**	**1,270**	**1,413**	**1,213**	**1,185**	**1,280**
Analysis of Expenses (US$'m)						
Operating Cost	1,186	1,098	1,227	1,044	1,014	1,099
General and Administrative	126	122	126	117	121	122
Depreciation and Amortisation	52	50	59	51	50	59
Others [14]	-	-	1	1	-	-
Total Operating Expenses	**1,364**	**1,270**	**1,413**	**1,213**	**1,185**	**1,280**

[13] Quarter 1 is 14 weeks while Quarter 2 and 3 are 12 weeks each.

[14] Others consists of minority interest and share of results of associated companies and joint ventures.

(ii) Logistics

YTD 2006 vs YTD 2005

APL Logistics recorded revenues of US$949 million, a 4% year-on-year (YoY) increase. Both the Contract Logistics and International Services segments registered YoY increases in revenues.

Core EBIT was 7% lower, at US$42 million, as ongoing investments in IT and sales personnel resulted in higher costs.

Q3 2006 vs Q3 2005

Q3 2006 revenues of US$313 million reflects a 3% YoY increase over the same period last year. Seasonal improvements also resulted in higher Q3 revenues compared to Q2 2006.

Core EBIT of US$16 million represented a 6% YoY decline due to higher costs associated with investments in IT and sales personnel.

APLL Q3 RESULTS 2006 and 2005
Unaudited
US$ millions

	Q3 2006	Q2 2006	Q1 2006 [15]	Q3 2005	Q2 2005	Q1 2005 [15]
BY REGION						
Revenue						
Americas	201	198	242	198	206	225
Europe	41	40	44	48	44	41
Asia/Middle East	71	54	58	57	46	51
Total Revenue	**313**	**292**	**344**	**303**	**296**	**317**
BY BUSINESS SEGMENT						
Revenue						
Contract Logistics Services	199	197	240	190	201	219
International Services	114	95	104	113	95	98
Total Revenue	**313**	**292**	**344**	**303**	**296**	**317**
Operating Expenses						
Contract Logistics Services	195	192	234	186	195	213
International Services	102	90	94	100	89	88
Total Operating Expenses	**297**	**282**	**328**	**286**	**284**	**301**
Core EBIT [16]						
Contract Logistics Services	4	5	6	4	6	6
International Services	12	5	10	13	6	10
Total Core EBIT	**16**	**10**	**16**	**17**	**12**	**16**
Analysis of Expenses						
Operating Cost	244	237	275	242	240	256
General and Administrative	48	43	49	41	40	41
Depreciation and Amortisation	3	2	3	3	3	3
Others [17]	2	-	1	-	1	1
Total Operating Expenses	**297**	**282**	**328**	**286**	**284**	**301**

[15] Quarter 1 is 14 weeks while Quarter 2 and 3 are 12 weeks each.

[16] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[17] Others consists of minority interest and share of results of associated companies and joint ventures.

11. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

N.A.

12. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

There has been no significant change to the the Group's views on outlook as expressed at the time of the half year results. NOL will update its guidance on the Group's operating environment at the time of the full year results.

13. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

Nil

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Nil

(c) **Date payable**

N.A.

(d) **Books closure date**

N.A.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

14. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	YTD 2006 [18] US$'000	YTD 2005 US$'000	Q3 2006 US$'000	Q3 2005 US$'000
Transactions for the Purchase of Goods and Services				
Keppel Shipyard Limited and its associates	13,044	9,369	762	-
Keppel Telecommunications & Transportation Ltd and its associates	398	-	179	-
PSA Corporation Limited and its associates [19]	83,747	63,631	28,522	19,620
Sembcorp Marine Ltd and its associates	677	541	-	3
Singapore Petroleum Company Limited and its associates	23,138	-	4,884	-
Transactions for the Leasing-in of Assets				
SembCorp Marine Ltd and its associates	2,869	2,784	922	862
Transactions for the Sale of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	397	-	94	-
PSA Corporation Limited and its associates	1,467	-	449	-
SembCorp Marine Ltd and its associates	97	-	53	-

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	YTD 2006 [18] US$'000	YTD 2005 US$'000	Q3 2006 US$'000	Q3 2005 US$'000
Transactions for the Purchase of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	-	536	-	96
PSA Corporation Limited and its associates [19]	-	12,000	-	3,591
Singapore Petroleum Company Limited and its associates	-	17,962	-	8,683
Transactions for the Sale of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	-	881	-	322
PSA Corporation Limited and its associates	-	1,069	-	415
SembCorp Marine Ltd and its associates	-	238	-	12
SNP Corporation Ltd and its associates	-	86	-	86

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[18] The transactions for YTD 2006 were collated based on the Shareholders' Mandate for Interested Person Transactions as approved by shareholders during the Annual General Meeting on 19 April 2006.

[19] Includes purchases from subsidiaries of PSA International Pte Ltd.

YTD: Year to Date

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 2 November 2006

NOL Group 2006 3rd Quarter Results

Singapore, 2 November 2006: Global cargo transportation and logistics company Neptune Orient Lines (NOL) today reported a net profit of US$314 million for the first three quarters of 2006, down 51% from the same period of 2005. The result included a favourable adjustment from non-recurring items totalling US$25 million. The company's net profit before non-recurring items was US$289 million, 53% lower than for the first three quarters of 2005.

NOL posted a third-quarter (3Q) net profit before non-recurring items of US$108 million, 55% lower than in 2005.

FINANCIAL HIGHLIGHTS

	YTD06[1]	YTD05	Change %	3Q06[1]	3Q05	Change %
Revenue (US$m)	5,279	5,255	0	1,759	1,762	0
Core EBIT (US$m)	327	690	(53)	100	264	(62)
Net profit before NRI (US$m)[2]	289	615	(53)	108	239	(55)
NRI (US$m)[3]	25	25	0	19	10	90
Net profits (US$m)[2]	314	640	(51)	127	249	(49)
EPS (US cts per share)	21.60	44.06	(51)	8.72	17.10	(49)
Ending no. of shares (m)	1,456	1,453	-	1,456	1,453	-

[1] NOL's YTD06 results are for 31 December 2005 to 22 September 2006; 3Q06 results are for 1 July to 22 September 2006.
[2] Net profits refer to amounts attributable to equity holders ie shareholders, excluding minority interest
[3] NRI = Non-Recurring Items

NOL's new Group President and Chief Executive Officer Dr Thomas Held, who commenced with the company on 1 November 2006, said: "NOL's third-quarter results reflect significantly more challenging market conditions than existed a year ago.

"The results reported today demonstrate key attributes of the NOL Group. Our overall business is continuing to deliver real value to our customers and we are achieving sound operating performance, featuring high levels of asset utilisation and a well balanced network of services. The APL results show it is one of the world's best performing container shipping businesses. Importantly, the strength of the NOL balance sheet provides the foundation for future growth."

OPERATING PERFORMANCE

For the year to date, total Group revenues were in line with the prior year at US$5.28 billion. The Group's Core Earnings Before Gross Interest Expense, Tax and Non-Recurring Items (EBIT) of US$327 million was down 53% from the corresponding period of 2005.

Liner

APL, NOL's container shipping business, achieved Core EBIT for 3Q06 of US$82 million, down 66% on the same period in 2005. This reflects lower freight rates and significantly higher fuel prices compared to the prior period. On a year-to-date basis Core EBIT was US$276 million, down 57%.

Average revenues per Forty-Foot Equivalent Unit (FEU) for the third quarter were 10% lower than in the same quarter of the prior year, and 6% down year to date.

Third-quarter container volumes were 9% higher than in 2005, reflecting strong demand. Volumes for the year to date were up 7% overall.

Headhaul utilisation improved to 99% in 3Q06 compared to 98% a year earlier. At the same time, capacity year to date has increased by 7% as new vessels have been introduced into service and network improvements implemented.

Bunker and land transport fuel cost increases led to higher costs per FEU for the quarter (up 3%). However, excluding the impact of fuel prices, which were US$61 million higher, costs per FEU declined by 2% for the quarter.

Mr Ron Widdows, CEO of APL, said: "Operationally, APL has performed exceptionally well during the third quarter of 2006. Our network has operated efficiently and responded well to the demands of our peak season in achieving an average headhaul utilisation of 99% for the period. New vessels and service patterns have been seamlessly introduced.

"Marketplace demand for our services has been very strong, with our liftings 9% higher than in the third quarter last year. A consistently high level of demand strength has been experienced throughout the period.

"Our continuing focus on keeping a tight rein on costs has achieved positive results. Network configuration improvements, fuel efficiencies and improved management of container equipment have all played an important part in counteracting the impact of fuel cost increases."

Mr Widdows concluded: "APL's familiar formula of maintaining a tight network, working our assets hard to maximise yield and maintaining a well-balanced mix of volumes continues to pay dividends. At the same time, we are maintaining the highest levels of service for our customers, for which APL is renowned."

Logistics

APL Logistics' Core EBIT for 3Q06 of US$16 million was 6% lower than in 2005. Business conditions have continued to be challenging, and margins were reduced because of higher costs associated with investments in information technology and to enhance the capability of the sales organisation. Year-to-date Core EBIT of US$42 million was 7% down on the prior year.

Improved sales were achieved in the third quarter – revenues were up 3% to US$313 million for the quarter, and were 4% higher year to date at US$949 million. Improvements were achieved in the level of sales in Contract Logistics, and also in International Services, which benefited from seasonal factors. Revenues have grown strongly within the Asia/Middle East region, and in the auto/industrial and consumer goods segments in particular.

Mr Brian Lutt, President of APL Logistics, said: "Our business will continue to experience a period of adjustment as we realign our activities with a focus on our customers' end-to-end supply chains. We are pursuing an active program of business development, with the objective of establishing a diverse and high-quality customer portfolio. Alignment of the logistics business with our focus on the apparel, automotive, and high tech vertical sectors remains on track.

"New products and services are being introduced to better serve our customers. During the quarter, APL Logistics' new premium expedited ocean freight service for less than container load (LCL) shipments, OceanGuaranteed™, was successfully launched. This offers an attractive alternative to international airfreight.

"In light of the success of this new service, which is meeting a clear market need, we are planning to accelerate introduction of OceanGuaranteed™ into new geographies."

NON-RECURRING ITEMS

A positive adjustment of US$144 million has been made to the results as a consequence of the company's election to enter its US-flagged vessels into the recently enacted US tonnage tax regime. Prior to the election, revenue earned by these vessels in US foreign trade had been subject to tax in the US based on the regular tax method, with the company making provisions for future tax liabilities as a result of claiming accelerated tax depreciation. Deferred tax liabilities, which had been taken to account for future tax obligations under the regular tax method, have been written back.

A negative adjustment of US$123 million has been taken in the third quarter for the write-down of goodwill and deferred tax assets associated with the Group's 2001 acquisition of GATX Corporation's warehousing and logistics businesses in the Americas.

Mr Lutt commented: "The write-down of goodwill on the warehousing businesses acquired in 2001 better reflects how the Americas warehousing business unit is

performing. In conjunction with our strategic shift towards end-to-end supply chains and business alignment with selected vertical segments, we believe we have in place the right model for repositioning our warehousing activities and taking our logistics business forward."

The net effect of these adjustments and other non-recurring items is a favourable US$25 million rise in year-to-date net profits.

BALANCE SHEET

The balance sheet shows that the Group had net debt of US$84 million at 22 September 2006. At that date, the Group had a net gearing level (ratio of net borrowings to the total equity of the Group) of 0.04 times.

Capital expenditure for the first three quarters of the year totalled US$126 million.

FUEL AND CURRENCY EXPOSURES

The Group's bunker costs for the year to date increased by US$183 million compared to the prior year due to business growth and higher fuel prices.

The Group continues to recover part of its fuel exposures from customers through Bunker Adjustment Factor (BAF) provisions. The NOL Group continues to maintain a policy of hedging.

The Group's annual net exposure to other major currencies in which local operating costs are incurred – the Euro, Japanese Yen, Hong Kong Dollar, Singapore Dollar, Chinese Yuan, Korean Won, Canadian Dollar, British Pound, Australian Dollar, Indian Rupee and Taiwan Dollar – is estimated to be about US$1 billion. These exposures continue to be hedged in 2006.

GROUP OUTLOOK

There has been no significant change to the Group's views on outlook as expressed at the time of the half year results. NOL will update its guidance on the Group's operating environment at the time of the full year results.

-ENDS-

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Media Enquiries:

Mr Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6371 2411
paul_barrett@nol.com.sg

Investor Enquiries:

Ms. Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global cargo transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, end-to-end supply chain services and solutions in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Logistics Web site: www.apllogistics.com